Exhibit 34

                              [AMP Letterhead]

 September 4, 1998


 Dear AMP Retiree:

 I have been pleased by the enthusiastic response our profit improvement plan has received from employees. And, on a personal note, I want to thank all of you that have taken the time to share your thoughts and ideas. You are very important to AMP, and I greatly appreciate your support.

 All of us at AMP also feel very good about the support we are getting from others, as well. AMP is well thought of by our customers, suppliers, local governments and communities wherever we do business.

 That was apparent on September 1 when AMP hosted a conference for the media, community and government leaders at headquarters in Harrisburg. The conference was attended by more than 80 leaders including: two members of the U.S. House of Representatives, six members of the Pennsylvania General Assembly, numerous county and local government officials, and representatives of charitable and cultural organizations.

 In my remarks, I thanked our friends for stepping forward to do everything possible to help keep AMP in Pennsylvania. I told them that we know best how to run our business and how we are committed to moving the company further and faster to unlock its value.

 At the conference, employees showed up with "AlliedSignal No!" buttons. I think they're great! They certainly sum up my attitude about the AlliedSignal tender offer.

 Another example of the strong support we are receiving is the statement made recently by Rick Santorum, one of Pennsylvania's U.S. senators. Senator Santorum said, "It would be a serious blow to the Pennsylvania economy to lose a major employer such as AMP. AMP's presence has been positively felt in Pennsylvania for many years, not only by the creation of thousands of high-quality jobs for Pennsylvanians, but through its long record of community involvement. I support AMP's decision to fight to stay in Pennsylvania and hope that the current situation can be resolved in the best interest of AMP employees and our state economy."

 We are thanking all of our Pennsylvania friends and neighbors for their support in a number of ways including ads that began appearing today in newspapers throughout Central Pennsylvania.

 We will remind local leaders of the deep ties that AMP has to communities where we do business and of our commitment as an active and supportive corporate partner. We want to emphasize that the bond between AMP and Pennsylvania communities did not happen overnight; it developed over more than a half century.

 PERFORMANCE IMPROVEMENT PLAN UPDATE

 In my last letter, I told you we would let you know as we make progress on implementing our plan. It's important that you know what we're doing, and we will continue to keep you informed as we move ahead.

 The plan is an important element of our strategy to make AMP even more competitive. It will bring greater value to our shareholders and make AMP a better, stronger company.
 My management team is completely focused on achieving the plan, and we are moving decisively.

 On September 1, we announced that we are ceasing production at the M/A-COM facility in Harlow, England, and consolidating manufacturing in Port Glasgow, Scotland, from two buildings to one. These actions will lower manufacturing costs and affect a number of employees through early retirement, attrition and layoffs.

 We are confident that our profit improvement plan will provide great value to all of AMP's constituencies, including retirees. Your continued support is vital. AMP needs your support now more than ever.

 Sincerely,


 Robert Ripp
 Chairman and CEO